August 25, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Patrick Gilmore
Accounting Branch Chief

Re:	NCR Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 001-00395

Dear Mr. Gilmore:

This letter sets forth the responses of NCR Corporation (the “Company”) to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter of July 30, 2010. The numbers of each of the responses and headings set forth below correspond to the numbered comments and headings in the letter from the Staff. Unless the context requires otherwise, references to “we”, “our”, “us”, “NCR” or “the Company” in the responses below refer to NCR Corporation.

Please do not hesitate to contact me if there are any questions concerning our responses or if we can be of further assistance.

Form 10-K for the period ended December 31, 2009

Item 15. Exhibits, Financial Statement Schedules, page 93

1.	We have reviewed the letter agreement with Mr. Dorsman that you provided to us supplementally, and it appears that the agreement is a “management contract” for the purposes of Item 601(b)(10)(iii)(A) of Regulation S-K because, in part, it specifies the compensation and benefits Mr. Dorsman is to receive in connection with his employment with your company. However, we note the statement in your April 12, 2010 response letter that the agreement “does not include any ongoing compensation-related commitments or other obligations currently binding on the Company.” Please clarify whether your letter agreement with Mr. Dorsman was in effect during 2009. If it was, please file the agreement as an exhibit. If it was not, please reconcile that fact with the statement on page 34 of your definitive proxy statement that “[d]uring 2009, our Named Executive Officers were covered by letter agreements with the Company.”

In April 2006 we entered into a letter agreement with Mr. Dorsman in connection with his appointment as Vice President and General Manager of the Company’s Systemedia Division (the “2006 Letter Agreement”). The 2006 Letter Agreement set forth, among other things, the material elements of Mr. Dorsman’s compensation and benefits in that role. At that time Mr. Dorsman was not a Named Executive

Securities and Exchange Commission

August 25, 2010

Officer. On January 1, 2008, Mr. Dorsman became the Company’s Senior Vice President, Global Operations. Mr. Dorsman’s compensation and benefits were changed commensurate therewith, but we did not then enter into a new written agreement with him (nor have we subsequently). Following his change in role, the material elements of Mr. Dorsman’s compensation were no longer reflected in the 2006 Letter Agreement, and because of this, we had determined not to file the 2006 Letter Agreement as an exhibit to our 2009 Form 10-K.

With respect to the Staff’s question, however, certain non-compensation aspects of the 2006 Letter Agreement did continue in effect, and consistent with the Staff’s comment, the Company intends therefore to file the 2006 Letter Agreement with its Quarterly Report on Form 10-Q for the period ended September 30, 2010.

In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 937-445-5798 if there are any comments or questions concerning the foregoing or if we can be of assistance in any way.

Sincerely,

/s/ Robert Fishman
Robert Fishman
Senior Vice President and Chief Financial Officer
NCR Corporation

cc:	Audit Committee of the Board of Directors

PricewaterhouseCoopers LLP

William Nuti, Chairman and Chief Executive Officer